SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on January 26, 2007 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xliii)	Endesa´s statement in connection with the claims made today in the newspaper El País concerning the confidentiality agreement between Endesa and E.ON. January 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 29TH, 2007	By:	/s/ Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

In connection with the claims made today in the newspaper El País concerning the confidentiality agreement between Endesa and E.ON, and without prejudice to any other legal actions it may choose to take, Endesa wishes to hereby state the following:

a)
In accordance with Spanish and EC law, as the regulatory entities have confirmed and as is supported by numerous precedents, it is generally accepted practice for a listed company to disclose inside information to a third party in order to facilitate a potential corporate transaction such as a merger or a takeover offer targeted at all outstanding shares. The execution of a confidentiality agreement to govern that disclosure is not cause for suspicion or criticism, but is actually a legal requirement inherent in the Spanish Securities Market Law.

b)
The confidentiality agreement between Endesa and E.ON is limited in content to the standard clauses in documents of this nature and is drafted to ensure that the information exchanged as a result thereof cannot be used for purposes other than those agreed to therein.

c)
The agreement was signed prior to the delivery of any information and therefore makes reference to matters that could be subject to exchange. The information referred to in the agreement is classified as confidential in nature regardless of whether or not the information actually delivered thereunder fits these characteristics.

d)
The confidentiality agreement between Endesa and E.ON was provided by Endesa to the Comisión Nacional del Mercado de Valores (the Spanish securities regulator, or the “CNMV” for its initials in Spanish) on April 25, 2006, together with the documentation solicited in connection with information exchanges with E.ON requested as part of the claims made by Gas Natural regarding the alleged delivery of inside information. As is already known, the CNMV dismissed the case on June 22, 2006, and Gas Natural did not appeal the finding.

Similarly, a copy of that agreement was delivered by Endesa to the Mercantile Court No. 1 of Barcelona. Further, on December 11, 2006, Endesa sent a copy of this document to Gas Natural’s lawyers, under the auspices of the legal action in a federal district court in New York, in which Gas Natural made allegations concerning E.ON’s use of inside information, claims that were also dismissed.

e)
The agreement expressly provides that both parties shall be subject to the requirements of the Spanish Securities Market Law in relation to the handling of information. The interpretation and execution of the agreement is governed by Spanish law and the judges and courts of Madrid. Any interpretation of the agreement that is contrary to prevailing law is therefore not conceivable.

f)
Specifically, in relation to the meaning of the clause regulating how to proceed in the event that one of the parties receives notification of a legal or administrative summons soliciting the disclosure of the information delivered under the confidentiality agreement, that clause requires that the party that is summonsed must firstly notify the other party so that the latter has the opportunity to solicit legal or administrative protection for the confidentiality of the information.

In any event, this clause is only applicable when the party that is summonsed has received confidential information from the other party. That is to say that in the specific instance of information provided by Endesa to E.ON, this clause is not applicable to summons that may be received by Endesa from a legal authority or the CNMV.

g)
Endesa has complied with the scope and time constraints of all summons for information made of it in connection with this matter. It has done so before the CNMV (April 15, 2006), before Mercantile Court No. 1 of Barcelona (between November 22, 2006 and January 22, 2007) and as part of the case taken by Gas Natural against E.ON before the federal courts in New York (December 11, 2006).

Madrid, January 29, 2007